Embargoed for release 07.00hrs BST 24 May 2007
Contact:         Bill Hensel, Director, Media Relations
Phone:           +1 404 479-2886
Contact:         Michael S. Perman, Company Secretary
Phone:           +44 (0) 20 7065 3942

--------------------------------------------------------------------------------

                AMVESCAP Shareholders Approve All AGM Resolutions
                           Company Renamed INVESCO PLC


London--May 24, 2007--INVESCO PLC (formerly AMVESCAP PLC) today announced that, at its Annual General Meeting held yesterday, shareholders of the company overwhelmingly approved all 13 resolutions on the ballot, including a special resolution to change the name of the company to "INVESCO PLC." The effective date of the name change was May 23, 2007.

"I am pleased that our shareholders have voted to approve the name change to INVESCO, one of our powerful, distinctive brands that is recognized in every market in which we operate," said Marty Flanagan, president and CEO. "Our sole business focus on investment management is embedded in this name, and it will more accurately reflect our integrated strategy that unites all of our businesses under a shared culture."

Ordinary shares of INVESCO will be traded on the London Stock Exchange and American Depository Shares on the New York Stock Exchange under the new ticker symbol "IVZ" commencing May 24, 2007. Our Canadian subsidiary, AMVESCAP Inc., which has Exchangeable Shares listed for trading on the Toronto Stock Exchange, has likewise changed its name to "INVESCO Inc." and its shares will also be traded under the symbol "IVZ" in the future. Neither company will be issuing replacement share certificates. Existing share certificates issued in the name of AMVESCAP PLC (and the names of predecessor companies) and AMVESCAP Inc. will remain valid for dealing and settlement purposes in the markets.

INVESCO PLC's CUSIP number for dealings in American Depository Shares on the New York Stock Exchange has been changed to 46127U 104 and INVESCO Inc.'s CUSIP number for dealings in Exchangeable Shares on the Toronto Stock Exchange has been changed to 46130D 107. The ISIN number for the ordinary shares on the London Stock Exchange remains unchanged.

INVESCO PLC is one of the world's largest independent investment management organizations dedicated to helping people worldwide build their financial security. Operating principally through the AIM, AIM Trimark, Atlantic Trust, INVESCO, Invesco Perpetual, PowerShares and WL Ross & Co. brands, INVESCO PLC strives to deliver outstanding performance and service across a comprehensive array of investment products for individuals and institutions around the world. For more information go to www.invesco.com.

                        RESULTS OF ANNUAL GENERAL MEETING

INVESCO PLC announces the results of the voting by poll on the resolutions put to its Annual General Meeting held yesterday:
                                 Votes      % of      Votes     % of     Votes
                                  For       Votes    Against    Votes   Withheld
                                            Cast                Cast
                                            For                Against
Resolution 1:
To receive the Accounts       157,214,760   99.43     897,248   0.57   2,130,044
Resolution 2:
To receive the Remuneration   152,616,161   96.67   5,259,511   3.33   2,366,378
Report
Resolution 3:
To declare a final dividend   160,150,167   99.97      52,567   0.03      39,324
Resolution 4:
To re-elect                   156,471,832   97.73   3,634,226   2.27     135,994
Joseph R. Canion
Resolution 5:
To re-elect                   159,765,094   99.79     340,240   0.21     136,721
Edward Lawrence
Resolution 6:
To re-elect                   159,503,153   99.62     604,880   0.38     134,022
James Robertson
Resolution 7:
To re-appoint                 159,768,126   99.77     363,211   0.23     110,720
Ernst & Young LLP
Resolution 8:
To approve the change
of name
(Special Resolution)          154,888,143   99.88     184,869   0.12   5,169,044
Resolution 9:
Section 80 Authority          159,128,818   99.45     882,395   0.55     230,841
Resolution 10:
Section 95 Authority
(Special Resolution)          158,378,401   99.44     893,689   0.56     976,382
Resolution 11:
Market Purchase Authority
(Special Resolution)          160,044,497   99.92     126,714   0.08      70,846
Resolution 12:
Amendments to Articles
of Association
(Special Resolution)          159,867,600   99.87     213,757   0.13     160,698
Resolution 13:
Amendment to Article
96.1 of the Articles
of Association
(Special Resolution)          158,752,071   99.61     614,230   0.39     875,753

All of the resolutions are declared carried by the required majorities.

Ordinary shares in issue                  840,098,863
Exchangeable Shares                        18,918,892
Total shares                              859,017,755
Total votes                               214,745,438